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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27691

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFC Holdings, INC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

8745 Henderson Road, Suite 300

(No. and Street)

Tampa   FL   33634

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vanessa Rodriguez   310-899-8672

                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  KPMG LLP

         (Name – if individual, state last, first, middle name)

355 South Grand Avenue, Suite 2000, Los Angeles, CA 90071

(Address)   (City)   (State)   (Zip Code)

PROCESSED

MAR 1 1 2009

THOMSON REUTERS

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Vanessa Rodriguez_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _IFC Holdings, INC_ , as of _December_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Vice President, Controller
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



IFC HOLDINGS, INC. AND SUBSIDIARY
(SEC Identification No. 8-27691)
(An Indirect, Wholly Owned Subsidiary of Prudential Plc)

Consolidated Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential Plc)

Table of Contents



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
IFC Holdings, Inc.:

We have audited the accompanying consolidated statement of financial condition of IFC Holdings, Inc. and subsidiary (an indirect, wholly owned subsidiary of Prudential Plc) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of IFC Holdings, Inc. and subsidiary as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 20, 2009

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential Plc)

Consolidated Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	19,235,004
Marketable securities		84,897
Commissions receivable		10,132,536
Forgivable notes receivable, net of accumulated amortization of $5,002,218		12,044,397
Other receivables		1,920,431
Receivable from registered representatives, net of allowance of $804,577		689,068
Income taxes receivable, net		158,452
Deferred tax assets		7,694,828
Fixed assets, net of accumulated depreciation of $2,852,694		1,327,150
Prepaid expenses and other assets		7,439,280
Goodwill		16,814,500
Total assets	$	77,540,543

Liabilities and Stockholder's Equity

Liabilities:		
Drafts payable	$	253,151
Commissions payable		9,205,791
Accounts payable and other accrued expenses		9,594,419
Payable to affiliates		1,224,202
Total liabilities		20,277,563
Stockholder's equity		57,262,980
Total liabilities and stockholder's equity	$	77,540,543

See accompanying notes to consolidated statement of financial condition.

(1) Organization

IFC Holdings, Inc. and subsidiary (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential Plc.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

(2) Significant Accounting Policies

The consolidated financial statements include the accounts of the wholly owned subsidiary, Investment Centers of America, Inc. (ICA). These companies are collectively referred to as the Company. All significant intercompany transactions have been eliminated in the consolidation process.

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $15,873,527 in money market funds and accounts. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Marketable Securities

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis.

(c) Drafts Payable

Drafts payable represents amounts drawn by the Company pursuant to sweep agreement with a bank. Under this agreement, the bank does not advance cash to the Company.

(d) Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of computer hardware and software, leasehold improvements, and office equipment, furniture and fixtures, which are depreciated over three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term.

(e) Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, *Goodwill and Other Intangible Assets.* The goodwill impairment test is a two-step test. Under the first step, the fair value of the enterprise is compared with its carrying value (including goodwill). If the fair value of the

enterprise is less than its carrying value, an indication of goodwill impairment exists and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the enterprise's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the enterprise in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the enterprise's goodwill.

During 2008, the Company performed its annual impairment review of goodwill and concluded that there was no impairment.

(f) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Beginning with the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is included in a consolidated federal income tax return with Brooke Holdco1 Inc. (BH1), an indirect, wholly owned subsidiary of Prudential Plc. The Company's tax sharing agreement with BH1 is based on the separate return method and any intercompany taxes are settled on a monthly basis. The Company files combined state tax returns in California, Alaska, Michigan, Texas, and Vermont, and separate state income tax returns for other states that the Company is required to file income tax returns. Beginning with the first taxable year ended December 31, 2006, the Company does not have a right to reimbursement for the utilization of its losses in the federal consolidated tax return.

(g) *Receivable from Registered Representatives*

Receivable from registered representatives relates to outstanding balances from representatives and forgivable notes offered to registered representatives who have not achieved a predetermined percentage of the agreed-upon gross dealer concessions and must pay down a portion of the note. When it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representative. Upon reclassification, the receivable accrues interest at a stated rate of the note. The Company has not and does not intend to sell these receivables.

The allowance for doubtful accounts is the Company's best estimate of the amount of credit losses in the Company's existing receivable from registered representatives. The allowance is determined on an individual receivable basis upon review of the probability that a registered representative will not repay all principal and interest contractually due. A receivable is impaired pursuant to FASB Statement No. 114, *Accounting by Creditors for Impairment of a Loan*. The Company does not accrue interest when a receivable is considered impaired. When ultimate collectibility of the principal balance of the impaired receivable is in doubt, all cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance. Receivables are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(h)   Use of Estimates

The preparation of the accompanying consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. Such estimates include the valuation of commissions receivable, goodwill, long-lived assets, deferred tax assets, forgivable notes receivable, receivable from registered representatives, and assumptions used in the calculation of income taxes and income tax uncertainties. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated statement of financial condition in future periods.

(i)   Fair Value Measurements

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company has determined the fair value of money market funds, marketable securities and investments held in the nonqualified deferred compensation plan using the market approach as these financial instruments trade in an active market.

(Continued)

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Notes to Consolidated Statement of Financial Condition

December 31, 2008

(3) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

Deferred tax assets:		
Forgivable loans	$	1,399,845
Allowance for doubtful accounts		333,324
Depreciation		136,150
Deferred compensation		8,403,647
Accrued vacation		133,778
Accrued commissions		51,522
Accrued rent		384,018
State NOL		300,101
Other		51,683
Total deferred tax assets		11,194,068
Deferred tax liabilities:		
Accrued bonus		(357,802)
Prepaids		(385,684)
Intangible amortization		(2,752,006)
Other		(3,748)
Total deferred tax liabilities		(3,499,240)
Net deferred tax assets	$	7,694,828

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

For tax purposes as of December 31, 2008, the Company had a state NOL of $7,110,093, which can be carried forward and will expire according to the following table:

Number of years to utilize		Amount of loss expiring
0 – 5 years	$	938,797
6 – 7 years		57,450
8 – 10 years		551,273
11 – 12 years		1,693,822
13 – 15 years		583,436
16 – 20 years		3,285,315
	$	7,110,093

The Company has a state tax receivable of $211,878 and a Federal income tax payable of $53,426, of which $151,879 relates to unrecognized tax benefits. The total unrecognized tax benefits would affect the effective tax rate if recognized. These amounts are included in income taxes receivable in the accompanying consolidated statement of financial condition as of December 31, 2008.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2007	$	275,575
Reduction to prior year tax positions		(123,696)
Balance at December 31, 2008	$	151,879

The Company's federal income tax returns are under examination by the Internal Revenue Service for tax years 2005 and 2006. The federal income tax return for 2007 remains open to examination. The Company does not believe it is probable that a significant change will occur within the coming year to its unrecognized tax benefits.

(4) Fair Value Measurements

Effective January 1, 2008, the Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB Statement No. 157, *Fair Value Measurements* (Statement 157).

Statement 157 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Management has determined that the Company's fair value measurements are in accordance with the requirements of Statement 157, and therefore the implementation of Statement 157 did not have any impact on the Company's financial condition. The implementation of Statement 157 resulted in expanded disclosures about securities measured at fair value, as discussed below.

(Continued)

Statement 157 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities

- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

The Company has evaluated its investments in money market funds ($805,439 included in cash and cash equivalents), marketable securities and investments held in the nonqualified deferred compensation plan, and determined that based on the unadjusted quoted market prices in active markets used to determine fair value that these are classified as Level 1 investments.

(5) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with National Financial Services Corporation (NFSC) and Pershing LLC, a Bank of New York Mellon Company. The Company promptly transmits all customer funds and securities to NFSC and Pershing LLC. In connection with these arrangements, the Company is contingently liable for its customers' transactions.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000 or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2008, the Company had net capital of $5,837,960 which was $5,587,960 in excess of its requirement.

(7) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal is forgiven over a certain period of time, generally five to seven years. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed upon production levels, measured in terms of gross dealer concessions.

(Continued)

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. In circumstances when the representative does not achieve the minimum gross dealer concessions but does achieve a predetermined percentage of the agreed-upon production levels, the term of the forgivable notes may be extended for one additional year. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. If the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the representative must pay down a portion of the note and the remaining balance is amortized over the remaining term. In some instances, when it has been determined that a note will be repaid by a representative; the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives.

The activity in the forgivable notes receivable comprises the following:

Balance at December 31, 2007	$	11,027,522
Granted		4,628,097
Amended notes		(1,378,318)
Payments received from registered representatives		(1,000)
Amortization		(2,231,904)
Balance at December 31, 2008	$	12,044,397

During 2008, forgivable notes receivable totaling $1,264,634 became fully amortized and were forgiven by the Company.

(8) Receivable from Registered Representative and Allowance for Doubtful Accounts

Receivable from registered representatives with interest rates ranging from 3.87% to 4.86%. The receivables mature from May 1, 2009 to May 1, 2011	$	502,596
Other receivables		186,473
Total receivable from registered representatives	$	689,069

The activity in the allowance for doubtful accounts for impaired receivable from registered representatives for the year ended December 31, 2008 comprises the following:

Allowance for doubtful accounts at beginning of year	$	66,858
Additions charged to bad debt expense		729,589
Additions charged to amortization expense		63,130
Recoveries of amounts previously charged off		(55,000)
Allowance for doubtful accounts at end of year	$	804,577

(Continued)

(9) Fixed Assets

The major classifications of fixed assets are as follows:

Leasehold improvements	$	1,670,096
Office equipment, furniture, and fixtures		1,268,162
Computer hardware and software		1,241,586
Total fixed assets		4,179,844
Less accumulated depreciation		(2,852,694)
Fixed assets, net	$	1,327,150

(10) Defined Contribution Plans

The Company has defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(11) Employee Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan for certain employees. Effective December 28, 2006, this plan is no longer accepting new contributions. All plan assets are included as an asset in prepaid expenses and other assets with a corresponding liability in accounts payable and other accrued expenses. The asset and liability are each $1,442,277 as of December 31, 2008 and are included in the accompanying consolidated statement of financial condition.

(12) Related-Party Transactions

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH.

Pursuant to the tax-sharing agreement, the Company paid $5,358,000 for federal income taxes for the year ended December 31, 2008.

(13) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. Effective April 1, 2004, all plan assets were frozen and are included as an asset in prepaid expenses and other assets with a corresponding liability in accounts payable. The asset and liability are each $3,142,278 as of December 31, 2008 in the accompanying consolidated statement of financial condition.

All contributions made after April 1, 2004 are transferred to Jackson for the purpose of facilitating administration of the plan. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year.

(Continued)

(14) Commitments and Contingencies

(a) Leases

The Company leases its primary premises under an operating lease, which expires November 30, 2013. The lease agreement provides for rental escalations over the term of the operating lease. The Company recognizes the rental increases over the term of the lease on a straight-line basis. The following is a schedule by years of the minimum rental commitments for the premises under this noncancelable lease as of December 31, 2008:

2009	$	739,094
2010		760,857
2011		783,290
2012		806,417
2013		760,892
	$	3,850,550

(b) Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF
THE SECURITIES EXCHANGE ACT OF 1934



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by
Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Stockholder
IFC Holdings, Inc.:

In planning and performing our audit of the consolidated financial statements of IFC Holdings, Inc. and Subsidiary (the Company) (an indirect, wholly owned subsidiary of Prudential Plc), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 20, 2009

END